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03 NOV 14 AM 7:21

Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	Holding(s) in Company
Released	16:11 27 Oct 2003
Number	3551R

JM Johnson Matthey

Johnson Matthey PLC – Holding(s) in Company

03037354

RNS number:
Johnson Matthey plc
27 October 2003

SUPPL

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Name of Company	Johnson Matthey plc
2.	Name of shareholder having a major interest	Government of Singapore Investment Corporation Ptd Ltd
3.	Person with holding	As in 2 above
4.	Name of registered holder	The Securities Management Trust Ltd (A/C No SMB) The Securities Management Trust Ltd (A/C No SMC) Nortrust Nominees Ltd (A/C No EM122) Nortrust Nominees Ltd (A/C No EM167) The Securities Management Trust Ltd (A/C No SMH) The Securities Management Trust Ltd (A/CNo. SMJ)
5.	Number of shares/amount of stock acquired	Not Known
6.	Percentage of issued class	
7.	Number of shares/amount of stock disposed	n/a
8.	Percentage of issued class	
9.	Class of security	Ordinary £1 shares
10.	Date of transaction	Not Known
11.	Date company informed	23 October 2003
12.	Total holding following this notification	6,282,526
13.	Total percentage holding of issued class following this notification	3.00%
14.	Any additional information	

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

dw 11/17

15. Name of contact and telephone Number for queries — Brigid Conway, 020 7269 8461

16. Name of authorised company official responsible for making this notification — Brigid Conway

Date of this notification: 27 October 2003

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	Director Shareholding
Released	17:32 17 Oct 2003
Number	0594R

Johnson Matthey

DEALINGS BY DIRECTORS

FOR IMMEDIATE RELEASE

Name of Company	Johnson Matthey PLC		
Name of Director	L C Pentz		
Person with Holding(s)	L C Pentz		
Registered Holder(s)	T Rowe Price Trust as the Trustee of the Johnson Matthey Salaried Employees Savings Investment Plan (US)		
Connected Person(s)	n/a		
Nature & Extent of transaction	Regular purchase of shares by the Trustee of the US Employee Savings Investment Plan.		
Number of Shares/Amount of stock acquired	58		
Percentage of Issued Class	less than 0.01%		
Number of Shares/Amount of Stock Disposed	n/a		
Percentage of Issued Class	n/a		
Class of Security	Ordinary £1 shares		
Price Per Share	£9.95		
Date of Transaction	13/10/2003		
Date Company Informed	17/10/2003		
Total Holding Following this notification	**Shares** *9067*	**Options** *86230*	**LTIP allocations** *47795*
Total Percentage Holding of Issued Class Following this Notification	Less than 0.01%		

Contact and telephone number for queries:
A L Sanderson 020 7269 8461

Name of authorised company official responsible for making this notification
A L Sanderson, 020 7269 8461

Date of Notification: 17 October 2003

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Johnson Matthey

November 5, 2003

Robert M. Talley
Vice President, General Counsel
and Secretary

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED
7099 3400 0005 5446 1777

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20546

Re: Johnson Matthey PLC - File No. 82-2272

Dear Sirs:

Pursuant to Johnson Matthey PLC's undertaking to furnish the Securities Exchange Commission with certain information described in its request for exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, as more fully set forth in its letter of 28th September 1988, Johnson Matthey hereby submits the following:

Dealings By Directors	**8 October 2003**
Dealings By Directors	**16 October 2003**
Dealings By Directors	**17 October 2003**
Notification of Major Interests in Shares	**27 October 2003**

The Company understands that pursuant to Rule 12g3-2(b) the information furnished hereby is not deemed to be "filed" with the Commission and that the furnishing of such information does not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions concerning the foregoing, please contact me at the address and telephone number indicated on this letter.

Very truly yours,

Robert M. Talley
Vice President & General Counsel

Enclosure
cc: S. A. Farrant (w/o enclosures)
O:\LG\S\SEC\SEC110503.DOC

NORTH AMERICAN CORPORATE
460 East Swedesford Road, Suite 2000, Wayne PA 19087-1880 TEL: (610) 971-3131, FAX: (610) 971-3022

Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	Director Shareholding
Released	16:53 8 Oct 2003
Number	6886Q

JM Johnson Matthey

DEALINGS BY DIRECTORS

FOR IMMEDIATE RELEASE

Name of Company	Johnson Matthey PLC
Name of Director	L C Pentz
Person with Holding(s)	L C Pentz
Registered Holder(s)	T Rowe Price Trust as the Trustee of the Johnson Matthey Salaried Employees Savings Investment Plan (US)
Connected Person(s)	n/a
Nature & Extent of transaction	Regular purchase of shares by the Trustee of the US Employee Savings Investment Plan.
Number of Shares/Amount of stock acquired	18/9/2003 – 58; 25/9/2003 – 60; TOTAL 118
Percentage of Issued Class	less than 0.01%
Number of Shares/Amount of Stock Disposed	n/a
Percentage of Issued Class	n/a
Class of Security	Ordinary £1 shares
Price Per Share	18/9/2003 - £9.97; 25/9/2003 - £9.55
Date of Transaction	18/9/2003 and 25/9/2003
Date Company Informed	8/10/2003

Total Holding Following this notification	**Shares**	**Options**	**LTIP allocations**
	9009	*86230*	*47795*

Total Percentage Holding of Issued Class Following this Notification	Less than 0.01%

Contact and telephone number for queries:
A L Sanderson 020 7269 8461

Name of authorised company official responsible for making this notification
A L Sanderson, 020 7269 8461

Date of Notification: 8 October 2003

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Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	Director Shareholding
Released	15:04 16 Oct 2003
Number	9909Q

Johnson Matthey

DEALINGS BY DIRECTORS

Name of Company
Johnson Matthey PLC

Name of Director
C R N Clark
N A P Carson
P N Hawker
D W Morgan
J N Sheldrick

Person with holding(s)
As above

Registered Holder(s)
Mourant ECS Trustees Ltd as the Trustee of the Johnson Matthey Share Incentive Plan.

Connected person(s)
n/a

Nature & extent of transaction
Regular monthly acquisition of shares via the Johnson Matthey Share Incentive Plan

Number of shares/amount of stock acquired

C R N Clark	36
N A P Carson	36
P N Hawker	36
D W Morgan	36
J N Sheldrick	36

Percentage of issued class
Less than 0.01%

Number of shares/amount of stock disposed
n/a

Percentage of issued class
n/a

Class of security
Ordinary £1 shares

Price per share
£10.18

Date of transaction
15 October 2003

Date company informed
16 October 2003

Total holding following this notification

C R N Clark	17,642
N A P Carson	44,737
P N Hawker	6,828
D W Morgan	35,198
J N Sheldrick	92,144

Total percentage holding of issued class following this notification
0.9%

Contact and telephone number for queries
Lynne Sanderson
020 7269 8461

Name of authorised company official responsible for making this notification:
Lynne Sanderson
020 7269 8461

Date of Notification: 16 October 2003

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